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LOS ANGELES

FOUNDED 1866

May 2, 2011

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock International Fund of BlackRock Series, Inc.
Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File Nos. 333-56203 and 811-08797

Ladies and Gentlemen:

     On behalf of BlackRock Series, Inc. (the “Registrant”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement contains a prospectus for a new class of shares of a series of the Registrant, BlackRock International Fund (the “Fund”), as well as an updated Statement of Additional Information relating to the Fund. The Registrant filed Post-Effective Amendment No. 17 to its Registration Statement, the annual update of its Registration Statement, on February 28, 2011 (“PEA No. 17”). Other than adding the information with respect to Class R Shares and removing information about the redemption fee, which is terminated as of April 1, 2011 (in accordance with a prospectus and statement of additional information supplement filed on March 1, 2011), there have been no material changes in the Fund’s disclosure or operation.

     In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

     With respect to the Prospectus relating to the Class R Shares (the “Class R Shares Prospectus”) of the Fund, reference is made to Post-Effective Amendment No. 44 to the

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Registration Statement on Form N-1A of BlackRock Pacific Fund, Inc., which was filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2010 (the “Prior Filing”). The disclosure in the Fund’s Class R Shares Prospectus is substantively identical to the Prior Filing with respect to the information provided about the Class R Shares.

     With regard to the Statement of Additional Information relating to the Fund, reference is made to PEA No. 17. The disclosure in the Statement of Additional Information relating to the Fund is substantially identical to the disclosure in the Statement of Additional Information contained in PEA No. 17 of the Registrant.

     We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

     Please direct any communications relating to this filing to the undersigned at (212) 839-5583.

Very truly yours,

/s/ Ellen W. Harris

Ellen W. Harris

Enclosures

cc:     Aaron Wasserman